                                            FILED PURSUANT TO RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-60039

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 7, 1998)

                                [MBIA Inc. LOGO]

                                  $100,000,000
                                   MBIA Inc.
                   8% Public Income NotES (PINES(R)) due 2040

                                 ------------

   The 8% Public Income NotES, which we refer to in this prospectus supplement as "PINES," will bear interest at the rate of 8% per year. The PINES will mature on December 15, 2040. Interest on the PINES is payable on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2001. The PINES will be redeemable at our option, in whole or part, at any time on or after December 15, 2005 or at any time within 90 days of the occurrence of certain tax events, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The PINES will be issued in denominations of $25 and integral multiples of $25.

   The PINES will be senior obligations of our company and will rank equally with all of our other senior unsecured indebtedness. We intend to list the PINES on the New York Stock Exchange and expect trading in the PINES on the New York Stock Exchange to begin within 30 days after the original issue date. The PINES are expected to trade "flat." This means that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the PINES that is not included in the trading price.

                                 ------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or correct. Any representation to the contrary is a criminal offense.

                                 ------------

                        Per PINES    Total
                        --------- ------------
Public Offering Price      100%   $100,000,000
Underwriting Discounts    3.15%   $  3,150,000
Proceeds to MBIA         96.85%   $ 96,850,000

   Interest on the PINES will accrue from December 4, 2000 to the date of delivery.

   The underwriters expect to deliver the PINES on December 4, 2000.

   "PINES(R)" is a registered service mark of Salomon Smith Barney Inc.

Salomon Smith Barney

             Goldman, Sachs & Co.

                            Merrill Lynch & Co.

                                                      Morgan Stanley Dean Witter

November 29, 2000

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          -----
                          Prospectus Supplement
The Company..............................................................   S-3
Use of Proceeds..........................................................   S-4
Capitalization...........................................................   S-5
Selected Financial and Operating Data....................................   S-6
Ratio of Earnings to Fixed Charges.......................................   S-7
Description of the PINES.................................................   S-8
United States Federal Income Tax Consequences............................  S-11
Underwriting.............................................................  S-12
Legal Matters............................................................  S-14
Experts..................................................................  S-14
                               Prospectus
Available Information....................................................     2
Incorporation of Certain Documents by Reference..........................     2
The Company..............................................................     4
Use of Proceeds..........................................................     5
Ratio of Earnings to Fixed Charges.......................................     5
Description of Debt Securities...........................................     6
Description of Capital Stock.............................................    14
Plan of Distribution.....................................................    16
Legal Matters............................................................    17
Experts..................................................................    17

                                  THE COMPANY

   We are engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis. Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. We conduct our financial guarantee business through our wholly-owned subsidiary, MBIA Insurance Corporation, also referred to as "MBIA Corp." MBIA Corp. is the parent of MBIA Insurance Corp. of Illinois, also referred to as "MBIA Illinois", and Capital Markets Assurance Corporation, also referred to as "CapMAC", both financial guarantee companies that we acquired. MBIA Corp. also owns MBIA Assurance S.A., a French insurance company, which writes financial guarantee insurance in the countries of the European community. Generally, throughout the text, references to MBIA Corp. include the activities of its subsidiaries, MBIA Illinois, MBIA Assurance S.A. and CapMAC.

   MBIA Corp. has a Triple-A claims-paying rating from Standard and Poor's Corporation, which it received in 1974; from Moody's Investors Service, Inc., which it received in 1984; from Fitch, which it received in 1995; and from Japan Rating and Investment Information, Inc., which it received in 1998. Obligations which are guaranteed by MBIA Corp. are rated Triple-A primarily based on these claims-paying ratings of MBIA Corp. The Triple-A ratings are important to the operation of our business and any reduction in these ratings could have a material adverse effect on MBIA Corp.'s ability to compete and could have a material adverse effect on our business, operations and financial results.

   MBIA Corp. primarily insures obligations which are sold in the new issue and secondary markets, or which are held in unit investment trusts and by mutual funds. It also provides financial guarantees for debt service reserve funds. As a result of the triple-A ratings assigned to insured obligations, the principal economic value of financial guarantee insurance to the entity issuing the obligations is the savings in interest costs between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations.

   MBIA Corp. issues financial guarantees for municipal bonds, asset-backed and mortgage-backed securities, investor-owned utility bonds, bonds issued by highly rated sovereigns and sub-sovereign entities and collaterized obligations of corporations and financial institutions, both in the new issue and secondary markets. The municipal obligations that MBIA Corp. insures include tax-exempt and taxable indebtedness of states, counties, cities, utility districts and other political subdivisions, as well as airports, higher education and health care facilities and similar authorities. The asset-backed or structured finance obligations that MBIA Corp. insures typically consist of securities that are payable from or which are tied to the performance of a specified pool of assets that have a defined cash flow, such as residential and commercial mortgages, a variety of consumer loans, corporate loans and bonds, trade and export receivables, equipment and real property leases and infrastructure projects.

   We also provide investment management products and financial services through a group of subsidiary companies, all of which are owned by our wholly-owned subsidiary, MBIA Asset Management Corporation. These services include cash management, the issuance and guarantee of municipal investment agreements, discretionary asset management, investment accounting and administrative services, and municipal revenue enhancement services. MBIA Municipal Investors Service Corporation, also referred to as "MBIA-MISC", provides cash management services, customized asset management and treasury management consulting services to local governments, school districts and other institutional clients, providing those clients with fund administration services. MBIA Investment Management Corp., also referred to as "IMC", offers guaranteed investment agreements primarily for bond proceeds to states and municipalities. MBIA Capital Management Corp. performs fixed income investment management services for our and MBIA Corp.'s investment portfolios, for MBIA-MISC, for IMC and for selected external clients. 1838 Investment Advisors, Inc., which we acquired in 1998, is an investment advisor to a series of mutual funds, a closed end fund and to third party clients.

   MBIA MuniServices Company provides revenue enhancement services and products (discovery, audit, collections and information services) to state and local governments. We also own a majority interest in Capital Asset Holdings GP and certain affiliated entities, also referred to collectively as "Capital Asset." Capital Asset was in the business of acquiring and servicing tax liens. We became a majority owner in Capital Asset in December 1998, when we acquired the interest of Capital Asset's founder. In 1999, we announced that we were exiting the tax lien business. Capital Asset's primary activity today is to service three securitizations of tax liens that are insured by MBIA Corp.

   Our principal executive offices are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                USE OF PROCEEDS

   The proceeds to us from the sale of the PINES, net of underwriting discounts and expenses, are estimated to be approximately $96,700,000. Proceeds from the sale of PINES will be used for general corporate purposes, including capital contributions to MBIA Corp. for use in its businesses.

                                 CAPITALIZATION

   The following table sets forth our total capitalization at September 30, 2000, and the capitalization as adjusted to give effect to the issuance and sale of $100,000,000 aggregate principal amount of PINES.

                                                       September 30, 2000
                                                     -----------------------
                                                       Actual    As Adjusted
                                                     ----------  -----------
                                                          (unaudited)
                                                     (dollars in thousands)
Long-term debt...................................... $  589,277  $  788,540 (1)
Shareholders' equity:
  Preferred Stock, par value $1.00 per share;
   authorized shares--10,000,000; issued and
   outstanding shares--none.........................        --          --
  Common Stock, par value $1.00 per share;
   authorized shares--200,000,000; issued shares--
   100,518,040 and 100,072,846......................    100,518     100,518
  Additional paid-in capital........................  1,206,786   1,206,786
  Retained earnings.................................  2,818,471   2,818,471
  Accumulated other comprehensive income, net of
   deferred income tax benefit of $(49,084) and
   $(112,920).......................................   (117,655)   (117,655)
  Unallocated ESOP shares...........................     (3,297)     (3,297)
  Unearned compensation--restricted stock...........     (7,642)     (7,642)
  Treasury stock, at cost; 2,200,922 shares.........   (103,415)   (103,415)
                                                     ----------  ----------
    Total shareholders' equity......................  3,893,766   3,893,766
                                                     ----------  ----------
      Total capitalization.......................... $4,483,043  $4,682,306
                                                     ==========  ==========

--------
(1) Includes a CHF 175 million bond to be issued on or about December 15, 2000 and maturing on June 15, 2010, bearing interest at 4.5% annually. MBIA swapped the bond into a U.S. dollar obligation with a principal amount of $99.263 million and an annual interest rate of 7.56%. This transaction has been priced and is expected to close on or about December 15, 2000.

                    SELECTED FINANCIAL AND OPERATING DATA(1)

   The information set forth below for the years ended December 31 is derived from and should be read in conjunction with the audited restated Consolidated Financial Statements and notes thereto of MBIA, which are incorporated herein by reference. All other income statement and balance sheet data presented are derived from unaudited Consolidated Financial Statements of MBIA and in the opinion of the management of MBIA include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the results of operations and financial position of MBIA for each period presented.

                                                                     Nine
                                            Years Ended December Months Ended
                                                    31,          September 30,
                                            -------------------- -------------
                                             1997   1998   1999   1999   2000
                                            ------ ------ ------ ------ ------
                                                                  (unaudited)
                                                  (dollars in millions)
Income Statement Data:
 Insurance:
  Gross premiums written................... $653.8 $677.1 $624.9 $454.5 $510.1
  Net premiums written.....................  537.3  521.0  453.6  326.1  356.1
  Premiums earned (net of ceded premiums)..  351.5  424.6  442.8  329.5  327.0
  Advisory fees............................   17.1   26.1   27.5   18.9   20.8
  Net investment income....................  302.0  331.8  359.5  267.3  294.6
 Investment management operating income....   17.0   29.0   40.7   29.6   42.1
 Net realized gains........................   20.3   35.0   25.2   23.3   25.0
 Income before income taxes................  525.3  565.0  387.9  225.5  530.7
 Net income................................  405.6  432.7  320.5  193.6  392.4

                                          At December 31,    At September 30,
                                        ------------------- -------------------
                                          1998      1999      1999      2000
                                        --------- --------- --------- ---------
                                                                (unaudited)
                                                 (dollars in millions)
Balance Sheet Data:
 Investments........................... $10,080.5 $10,693.6 $10,207.8 $11,663.1
 Total assets..........................  11,826.5  12,263.9  11,806.5  13,220.5
 Deferred premium revenue..............   2,251.2   2,310.8   2,286.7   2,373.2
 Loss and loss adjustment expense re-
  serves...............................     300.0     467.3     474.1     455.7
 Long-term debt........................     689.0     689.2     689.1     589.3
 Shareholders' equity..................   3,792.2   3,513.1   3,541.8   3,893.8

--------

(1) All data adjusted to reflect the mergers with CapMAC, effective February 17, 1998, and 1838, effective July 31, 1998.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense, and amortization of debt discount and expense. We had no capitalized interest for the periods presented.


                                                                Nine months
                                                                   ended
                                      Year ended December 31,  September 30,
                                      ------------------------ -------------
                                      1995 1996 1997 1998 1999  1999    2000
                                      ---- ---- ---- ---- ---- ------  -------
     Ratio of earnings to fixed
      charges(1)..................... 13.3 13.5 14.1 13.1 7.9     6.4     13.8

--------
(1) Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp. All data is adjusted to reflect the mergers with CapMAC and 1838.

                            DESCRIPTION OF THE PINES

General

   We provide information to you about the PINES in two separate documents:

   .  the accompanying prospectus and

   .  this prospectus supplement.

   Because the specific terms of the PINES may differ from the general information we have provided in the prospectus, you should rely on the information in this prospectus supplement over different information in the prospectus.

   The following statements about the PINES are summaries and are subject to, and qualified in their entirety by reference to, the prospectus and the Indenture referred to in the prospectus. See "Description of Debt Securities" in the prospectus for additional information concerning the PINES and the Indenture.

   The PINES

  .  will be our unsecured obligations,

  . will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

  .  will be limited in aggregate principal amount to $100,000,000,

  .  will mature on December 15, 2040,

  .  will be issued in denominations of $25 and integral multiples of $25,


  . will be redeemable at our option, in whole or in part, at any time on or after December 15, 2005 or at any time within 90 days of the occurrence of certain tax events described below at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date,

  .  are expected to be listed on the New York Stock Exchange, and

  . are expected to receive ratings equivalent to our senior long-term debt ratings, which are currently Aa2 from Moody's Investors Service, AA from Standard & Poor's Ratings Services and AA from Fitch.

Quarterly Payments

   Interest on the PINES will accrue from the date of original issuance at a rate of 8% per annum and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2001 (each an interest payment date). On an interest payment date, interest will be paid to the persons in whose names the PINES were registered as of the record date. With respect to any interest payment date, the record date will be the date fifteen calendar days prior to such interest payment date, whether or not such date is a business day.

   The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, will be computed on the basis of the actual number of days elapsed in such 90-day quarterly interest period. If any interest payment date falls on a Sunday or legal holiday or a day on which banking institutions in New York are authorized by law to close then payment of interest may be made on the next succeeding business day.

Redemption and Repayment

 Optional Redemption

   The PINES will be redeemable at our option, in whole or in part, at any time on or after December 15, 2005, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. Additionally, we may at any time repurchase PINES at any price in the open market and may hold, resell or surrender such PINES to the Trustee for cancellation. You will not have the right to require us to repay PINES prior to maturity.

 Tax Event Redemption

   If a tax event, referred to as a "Tax Event", occurs and is continuing, we have the right, within 90 days following the occurrence of such Tax Event, to redeem the PINES, in whole but not in part, at a redemption price equal to the aggregate principal amount of the PINES plus accrued and unpaid interest to the date of redemption.

   "Tax Event" means that we shall have received an opinion of counsel (which may be counsel to us or an affiliate but not one of our employees) experienced in such matters to the effect that, as a result of (a) any amendment to, clarification of or change (including any announced prospective amendment, clarification or change) in, the laws (or any regulations thereunder) of the United States or (b) any official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, or any judicial decision, in each case occurring or announced on or after the date of original issuance of the PINES, there is more than an insubstantial risk that interest payable by us on the PINES is not, or within 90 days will not be, deductible, in whole or in part, by us for United States federal income tax purposes.

Book-Entry Only

   The PINES will be issued in book-entry form through the facilities of The Depository Trust Company, referred to as the "Depositary", and will be in denominations of $25. The PINES will be represented by a single global security, referred to as the "Global Security", and will be registered in the name of a nominee of the Depositary. The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. By doing so, the Depositary eliminates the need for physical movement of securities. The Depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some which own the Depositary. The Depositary is also owned by the New York Stock Exchange, Inc., the American Stock Exchange. Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

   Upon the issuance of the Global Security, the Depositary will credit its participants' account on its book-entry registration and transfer system their respective principal amounts of the PINES represented by such Global Security. The underwriters designate which participants' accounts will be credited. The only persons who may own beneficial interests in the Global Security will be the Depositary's participants or persons that hold interests through such participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of its participants) and on the records of its participants (with respect to interests of persons other than such participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to transfer your interest in PINES.

   So long as the Depositary or its nominee is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the PINES represented by the Global Security for all purposes under the Indenture. Except as provided below or as we may otherwise agree in our sole discretion, owners of beneficial interests in a Global Security will not be entitled to have PINES represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of PINES in definitive form and will not be considered the owners or holders thereof under the Indenture.

   Principal and interest payments on PINES registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing the PINES. None of MBIA, the Trustee, any paying agent or the registrar for the PINES will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security for the PINES or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   We expect that the Depositary for the PINES or its nominee, upon receipt of any payment of principal or interest, will credit immediately its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for the PINES as shown on the records of the Depositary or its nominee. We also expect that payments by the participants to owners of beneficial interest in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" (i.e., the name of a securities broker or dealer). Such payments will be the responsibility of the participants.

   If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue PINES in definitive form in exchange for the entire Global Security representing such PINES. In addition, we may at any time, and in our sole discretion, determine not to have the PINES represented by the Global Security and, in such event, will issue PINES in definitive form in exchange for the Global Security representing such PINES. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in definitive form of PINES represented by the Global Security equal in principal amount to its beneficial interest and to have such PINES registered in its name. PINES so issued in definitive form will be issued as registered PINES in denominations that are integral multiples of $25.

Events of Defaults

   See "Description of Debt Securities--Events of Default" in the prospectus.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the principal United States federal income tax consequences of the ownership of PINES. This discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code", its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term "Holder" refers to beneficial owners of the PINES. This discussion deals only with PINES offered hereby and held as capital assets and does not purport to deal with purchasers in special tax situations, such as financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding PINES as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons who are not United States persons (as defined in Section 7701 of the Code) or whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the PINES or the Holders thereof. Persons considering the purchase of PINES should consult their own tax advisors concerning the application of federal income tax laws to their particular situations and any consequences arising under the laws of any other taxing jurisdiction.

   Payment of Interest. Stated interest on PINES will be taxable to a Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for tax purposes.

   Sale or Redemption of PINES. A Holder's tax basis on PINES generally will be its U.S. dollar cost. Upon the sale or redemption of PINES, a Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or redemption of the PINES and the Holder's tax basis in the PINES, and such gain or loss will be long-term capital gain or loss if at the time of the sale or redemption the PINES had been held for more than one year. For these purposes, the original cost basis and the amount realized do not include any amount attributable to accrued interest on the PINES. Any amount attributable to accrued interest is treated as interest as described under "Payment of Interest" above.

   Back-Up Withholding and Information Reporting. A 31% backup withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of disposition of an obligation, to certain noncorporate Holders, if such Holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. We, our paying agent, or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the Holder furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's federal income tax, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

   Salomon Smith Barney Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below.

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of PINES set forth opposite the underwriter's name.

                                                                   Principal
                                                                   Amount of
                                 Name                                PINES
                                 ----                             ------------
     Salomon Smith Barney Inc. .................................. $ 19,500,000
     Goldman, Sachs & Co.........................................   18,750,000
     Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   18,750,000
     Morgan Stanley & Co. Incorporated...........................   18,750,000
     Bank of America Securities LLC..............................    2,500,000
     ABN AMRO Incorporated.......................................    1,000,000
     Bear Stearns & Co. Inc......................................    1,000,000
     Charles Schwab & Co. Inc....................................    1,000,000
     CIBC World Markets Corp. ...................................    1,000,000
     Dain Rauscher Wessels, a division of Dain Rauscher
      Incorporated...............................................    1,000,000
     Deutsche Bank Securities Inc................................    1,000,000
     A.G. Edwards & Sons Inc.....................................    1,000,000
     First Union Capital Markets Corporation.....................    1,000,000
     Fleet Securities Inc. ......................................    1,000,000
     McDonald Investments Inc. ..................................    1,000,000
     H&R Block, Inc. ............................................    1,000,000
     Prudential Securities Incorporated..........................    1,000,000
     Raymond James & Associates, Inc.............................    1,000,000
     Robert W. Baird & Co. Incorporated..........................    1,000,000
     SG Cowen Securities Corporation.............................    1,000,000
     The Robinson-Humphrey Company, LLC..........................    1,000,000
     Tucker Anthony Cleary Gull..................................    1,000,000
     US Bancorp Piper Jaffray Inc. ..............................    1,000,000
     Fahenstock & Co. Inc. ......................................      250,000
     Fifth Third Securities, Inc. ...............................      250,000
     First Albany Corporation....................................      250,000
     Gibraltar Securities Co. ...................................      250,000
     Gruntal & Co. L.L.C.........................................      250,000
     J.J.B. Hilliard, W.L. Lyons, Inc. ..........................      250,000
     Janney Montgomery Scott Inc. ...............................      250,000
     Legg Mason Wood Walker, Incorporated........................      250,000
     Nat City Investments, Inc. .................................      250,000
     Stephens Inc................................................      250,000
     Stifel, Nicolaus & Company, Incorporated....................      250,000
     TD Securities (USA) Inc.....................................      250,000
     Wachovia Securities, Inc. ..................................      250,000
     Wedbush Morgan Securities, Inc. ............................      250,000
     William Blair & Company, L.L.C. ............................      250,000
                                                                  ------------
         Total................................................... $100,000,000
                                                                  ============

   The underwriting agreement provides that the obligations of the underwriters to purchase the PINES included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the PINES if they purchase any of the PINES.

   The underwriters propose to offer some of the PINES directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the PINES to dealers at the public offering price less a concession not to exceed 2% of the principal amount of the PINES. The underwriters may allow, and dealers may reallow, a concession not to exceed 1.2% of the principal amount of the PINES on sales to other dealers. After the initial offering of the PINES to the public, the representatives may change the public offering price and concessions.

   The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the PINES).

                                                                    Paid by MBIA
                                                                    ------------
     Per PINES.....................................................     3.15%

   Prior to this offering, there has been no public market for the PINES. We intend to list the PINES on the New York Stock Exchange, and we expect trading in the PINES on the Exchange to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the PINES the underwriters will undertake to sell lots of 100 or more to a minimum of 400 beneficial holders.

   The PINES are a new issue of securities with no established trading market. The underwriters have advised us that the underwriters intend to make a market in the PINES but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the PINES will be liquid.

   In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell PINES in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of PINES in excess of the principal amount of PINES to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the PINES in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of PINES made for the purpose of preventing or retarding a decline in the market price of the PINES while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases PINES originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the PINES. They may also cause the price of the PINES to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We estimate that our total expenses for this offering will be $150,000.

   The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the PINES and certain other related legal matters will be passed upon for us by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022. Certain legal matters in connection with the PINES will be passed upon for the underwriters by Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017. Such counsel will rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard LLP, City Place, Hartford, Connecticut 06103, Connecticut counsel for MBIA.

                                    EXPERTS

   The consolidated financial statements and financial statement schedules incorporated by reference in this prospectus by reference to MBIA's Annual Report on Form 10-K for the year ended December 31, 1999 have been incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given the authority of such firm as experts in accounting and auditing.

PROSPECTUS
August 7, 1998

                                US $350,000,000
                                   MBIA Inc.
                                Debt Securities
                                Preferred Stock
                                  Common Stock

   MBIA Inc. (the "Company") may offer from time to time its (a) unsecured debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"); (b) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"); and (c) shares of its common stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered either together or separately and will be offered in amounts, at prices and on terms to be determined at the time any such Securities are to be offered. The Securities will have an aggregate initial offering price of up to $350,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a foreign currency or in currency units.

   Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable the following: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculation of interest and premium, if any, place or places where principal, premium, if any, and interest will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and the number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, and (c) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms.

   The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Securities. The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement.

   This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent, underwriter or dealer. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities to which they relate in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates, or may be viewed by visiting the Commission's web site at http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

   The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1999.

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

     (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A filed with the Commission on June 15, 1987, as amended by the Form 8-A filed with the Commission on December 31, 1991, by the Form 8-A filed with the Commission on October 27, 1994, and by the Form 8-A filed with the Commission on May 29, 1998.

   Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Louis G. Lenzi, Esq., MBIA Inc., 113 King Street, Armonk, New York 10504 (telephone: (914) 273-4545).

                                  THE COMPANY

   MBIA Inc. (the "Company") is engaged primarily in providing financial guarantees for municipal bonds, asset-backed and mortgaged-backed securities, selected corporate debt, including investor-owned utility bonds, and debt of high quality financial institutions. These financial guarantees are provided principally through the Company's wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp.")./1/ For the year ended December 31, 1997, the Company insured $48.4 billion and $1.8 billion of gross par value, respectively, of domestic and international new issue and secondary market municipal bonds and $38.2 billion and $3.5 billion of gross par value, respectively, of domestic and international structured finance business. As of December 31, 1997, the total net par amount of outstanding bonds insured by the Company was $303.8 billion and the aggregate net insurance in force was $513.7 billion.

   Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch IBCA, Inc. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

   The Company, through its wholly-owned subsidiary, MBIA Assurance S.A., writes financial guarantee insurance in the international market, including policies insuring sovereign risk, public infrastructure financings, asset-backed transactions and certain obligations of corporations and financial institutions. In 1995, MBIA Corp. entered into a joint venture agreement with Ambac Assurance Corporation for the purpose of jointly marketing financial guarantee insurance outside the United States.

   The Company's insurance operations derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings and deferred premium revenues. As of December 31, 1997, the Company's deferred premiums revenues were $2,090 million, its shareholders' equity was $3,355 million, and its total investments were $8,534 million and $8,908 million at book value and market value, respectively. As of December 31, 1997, MBIA Corp.'s investment portfolio was $4,860 million and $5,127 million at book value and market value, respectively, and was primarily comprised of high-quality fixed income securities with intermediate maturities.

   The Company's subsidiaries also provide consulting services to public sector clients, including U.S. state and local governments, municipalities, colleges and universities. These services include cash management, municipal investment agreements, discretionary asset management, purchase and administrative services, tax discovery and compliance, tax audit, analysis and information services and bond administration services.

   In February, 1998, the Company acquired Holdings in a stock-for-stock merger which was accounted for as a pooling of interests. Holdings, through its insurance subsidiaries, is in the business of insuring structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets and providing financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies. For the year ended December 31, 1997, Holdings insured $9.4 billion and $2.3 billion of gross par value, respectively, of domestic and international structured finance business and $0.3 billion and $0.2 billion of gross par value of domestic and international new issue and secondary market municipal bonds.
--------
/1/The Company's results have been restated to reflect its merger with CapMAC
  Holdings Inc. ("Holdings"). MBIA Corp.'s results have not been restated.

   The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislative or regulatory changes might not adversely affect the results of operations and financial condition of the Company.

   The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                USE OF PROCEEDS

   Unless otherwise stated in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used to provide additional capital for the future needs of the Company and for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense. The Company had no capitalized interest for the periods presented. (See Exhibit 12.01 for Computation of Ratio.)

                                                        Year Ended December 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
   Ratio of earnings to fixed charges(1)............... 12.8 12.9 13.2 13.5 14.0

--------
(1) Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp.

                         DESCRIPTION OF DEBT SECURITIES

   The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of August 1, 1990, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees"). Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

   The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

General

   The Debt Securities will be direct and unsecured obligations of the Company. The Senior Debt Securities will rank equally and ratably with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. See "--Subordination under the Subordinated Indenture". Because the Company is a non-operating holding company, most of the assets of the Company are owned by the Company's subsidiaries, and the Company relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the payment of dividends by the Company's insurance company subsidiary, MBIA Corp., is limited under the applicable insurance laws and regulations of the State of New York. The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures or any other indenture that the Company may enter into in the future or otherwise.

   The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof.

   The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities): (1) the title of the Debt Securities; (2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the interest payment dates on which any such interest shall be payable, the right, if any, of the Company to defer or extend an interest payment date, or the method by which any of the foregoing shall be determined; (5) the place or places where, subject to the terms of the Indenture, the principal of and premium, if any, and interest on the Debt Securities will be payable; (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company pursuant to any sinking fund or otherwise; (7) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of the Company specified in the Indenture with respect to the Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; (12) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (13) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series; (14) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, and the circumstances under which any such Registered Global Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in the Indentures;
(15) the appointment of any paying agent, transfer agent or registrars; (16) the terms and conditions of any obligation or right of the Company to convert or exchange the Subordinated Debt Securities into other Securities or at the option of a Holder thereof; (17) the relative degree, if any, to which the Debt Securities of any series shall be senior to or subordinated to other series of Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (18) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 2.3).

   Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

   If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, or premium or interest, if any, on, any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

   If any index is used to determine the amount of payments of principal of, or premium or interest, if any, on, any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

Denominations, Registration, Payment and Transfer

   Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount.

   Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Trustees as registrars under the Indentures. If the applicable Prospectus Supplement refers to any transfer agents or paying agents (in addition to the registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or paying agent or approve a change in the location through which any such transfer agent or paying agent acts. The Company may at any time designate additional transfer agents or paying agents with respect to any series of Debt Securities. Neither the Company nor the Trustees shall be required to exchange or register a transfer of (a) any Debt Securities of any series for a period of 15 days preceding the first mailing of notice of redemption for such series to be redeemed, or (b) any Debt Securities selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not so to be redeemed.

   Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such paying agent or paying agents as the Company may designate from time to time in an applicable Prospectus Supplement, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on any record date for such interest, except in the case of defaulted interest.

Global Debt Securities

   The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

   The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

   So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such

Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

   Payments of principal of (and premium, if any) and interest, if any, on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any paying agent or the Securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name'. Such payments will be the responsibility of such Participants.

   Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

Certain Covenants of the Company

   Limitations on Liens. Under the Senior Indenture, so long as Senior Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Senior Debt Securities then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.6)

   Limitations on Disposition of Stock of Restricted Subsidiaries. Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly owned Subsidiary of the Company or such Subsidiary; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section 3.7 of the Senior Indenture; Section
3.6 of the Subordinated Indenture)

Consolidation, Merger, Sale or Conveyance

   Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not consolidate with or merge with or into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;
(ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the related Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant and condition of the Company under the related Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the related Indenture. (Section 9.1)

Certain Definitions

   The covenants and other provisions relating to the Debt Securities are to be read in conjunction with the definitions contained in the Senior and Subordinated Indentures, certain of which are substantially to the following effect:

    "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the related Indentures.

    "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

    "Restricted Subsidiary" means MBIA Corp. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

    "Subsidiary" means a corporation of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

    "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

Events of Default

   Any one of the following events will constitute an Event of Default with regard to any series of Debt Securities under each of the Indentures: (i) default continued for 30 days in payment of any installment of interest on any of the Debt Securities when due; (ii) default in payment of all or any part of the principal of the Debt Securities when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debt Securities; (iv) certain events of default with respect to indebtedness of the Company (other than the Debt Securities or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary; or (vi) any other Event of Default provided in the supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Section 5.1) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.5)

   Each Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on the Debt Securities) if the Trustee considers it in the interest of the holders of the Debt Securities to do so. (Section 5.11)

   Each Indenture provides that (a) if an Event of Default described in clause
(i) or (ii) above shall have occurred and be continuing with regard to the Debt Securities of any series, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of that series then outstanding (each such series acting as a separate class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or (v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause
(iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and any premium or interest accrued thereon, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and (b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause (iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.1) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

   Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the relative Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.2) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

Defeasance and Covenant Defeasance

   Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debt Securities (except for the obligations to register the transfer or exchange of the Debt Securities, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debt Securities, to maintain an office or agency for the payment of principal and interest in respect of the Debt Securities, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debt Securities under Sections 3.6 and 3.7 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" see "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities on the scheduled due dates therefor. (Sections 13.1 through 13.4)

   Each Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law to the same effect. (Sections 13.3 and 13.4)

   With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

Modification and Waiver

   Each Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of such Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debt Securities affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debt Securities, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debt Securities to institute suit for the payment thereof, (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture or (iii) modifies any provision with respect to the subordination of Debt Securities of any series in a manner adverse to the holders thereof. (Section 8.2) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debt Securities) voting as one class may waive compliance by the Company with certain covenants contained in each Indenture. (Section 3.9)

Subordination Under the Subordinated Indenture

   In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of the Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities.

   In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities.

   No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

   The Subordinated Indenture defines "Senior Debt" as the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company,
(iv) any liability for taxes, (v) indebtedness or monetary obligations to trade taxes and (vi) indebtedness or monetary obligations to trade creditors or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. As used in the proceeding sentence the term "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

   The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company may from time to time incur additional indebtedness constituting Senior Debt.

   The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

Conversion or Exchange

   The Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities. The specific terms and conditions on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include the conversion or exchange price, provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, and provisions under which the number of shares of Common Stock or other Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

Concerning the Trustee

   The Senior Indenture Trustee, The First National Bank of Chicago, performs services for the Company in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a summary of the terms of the Company's Amended and Restated Certificate of Incorporation.

   The Company's authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share. At the date of this Prospectus no shares of Preferred Stock are presently outstanding. The Company does not presently have outstanding, and the Amended and Restated Certificate of Incorporation does not authorize, any other classes of capital stock. The issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

   Holders of shares of Common Stock have no preemptive, redemption or conversion rights. The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock may share ratably in the net assets of the Company after payment in full to all creditors of the Company and liquidating distributions to holders of Preferred Stock, if any. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders.

   The Common Stock is traded on the New York Stock Exchange under the symbol "MBI'. The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

   The applicable Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

Preferred Stock

   The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

Certain Provisions of Restated Certificate of Incorporation

   The Company's Amended and Restated Certificate of Incorporation requires the approval of at least 80% of the outstanding shares of Common Stock for the amendment of certain provisions which describe the factors the Board may consider in evaluating proposed mergers, sales and other corporate transactions. Further, as an insurance holding company, the Company is subject to certain state insurance regulations that require prior approval of a change of control. See "Business--Regulation" in the Company's 1997 Form 10-K. These provisions and regulations may discourage attempts to obtain control of the Company.

   In the Amended and Restated Certificate of Incorporation the Company elects not to be subject to the provisions of Sections 33-374a through 33-374c of the Connecticut Stock Corporation Act. If the Company had not made such elections these provisions would require the approval of the holders of at least 80% of the voting power of the outstanding voting stock of the Company, and at least 66 2/3% of the voting power of the outstanding voting stock of the Company other than voting stock held by certain holders of 10% or more of such voting power or by certain affiliates of the Company, as a condition for mergers, liquidations and other business transactions involving the Company and the holders of 10% or more of such voting power or certain affiliates of the Company unless certain minimum price and procedural requirements are met.

Rights Agreement

   On December 12, 1991, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each share of Common Stock pursuant to a Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and Mellon Bank, N.A. (the "Rights Agreement"). A Right is attached to each share of Common Stock issued subsequent to the date of the Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Junior Participating Cumulative Preferred Share (the "Junior Preferred Stock") of the Company at a price of $160, subject to certain adjustments to prevent dilution through stock dividends, splits and combinations and distributions of warrants or other securities or assets. The Junior Preferred Stock will rank senior to Common Stock, but could rank junior to other classes of Preferred Stock that might be issued, as to dividends and liquidating distributions, and will have 100 votes per share, voting together with Common Stock. Initially, the Rights are attached to shares of Common Stock and are not represented by separate certificates or exercisable until the earlier to occur of (a) ten business days following the public announcement by the Company (the "Shares Acquisition Date") that a person or group of persons acquired (or obtained the right to acquire) beneficial ownership of 10% or more of the outstanding Common Stock and (b) ten business days (or, if determined by the Board of Directors, a later date) following the announcement or commencement of a tender offer or exchange offer which, if successful, would result in the bidder owning 10% or more of the outstanding Common Stock. However, no person shall be deemed to have acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding shares of the Company's Common Stock, if the Board of Directors determines that such acquisition is inadvertent, and such person promptly divests itself of a sufficient number of shares to be below the 10% ownership threshold. On such earlier date, Rights certificates would be issued and mailed to holders of Common Stock. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged.

   If an acquiring person or group acquires beneficial ownership of 10% or more of the Common Stock (except pursuant to a tender or exchange offer for all of the outstanding Common Stock determined by a majority of the Company's independent directors to be fair and in the best interests of the Company and its shareholders), then each Right (other than those held by the acquiror, which will become void) will entitle its holder to purchase for $160 (or the purchase price as then adjusted) that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the purchase price, Common Stock, other securities of the Company, other property or a combination thereof) having a market value of $320 (or 200% of the adjusted purchase price). If, after an acquiring person or group so acquires 10% or more of the Common Stock in a merger or other business combination and (a) the Company shall not be the surviving or continuing corporation, (b) the Company shall be the surviving or continuing corporation and all or part of the Shares of Common Stock shall be changed or exchanged, or (c) 50% or more of the Company's assets, cash flow or earning power is sold, then proper provision shall be made so that each Right (other than those held by the acquiror) will entitle its holder to purchase that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of 200% of the then-effective purchase price.

   The Company's Board of Directors may redeem all but not less than all of the Rights at $0.01 per Right at any time prior to ten business days following the Shares Acquisition Date. Additionally, at any time after a person or group acquires 10% or more but less than 50% of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those held by the acquiror, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Board of Directors may also amend the Rights at any time prior to the Shares Acquisition Date. The Company's Rights Plan is designed to make it more likely that all of the Company's shareholders receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company and to guard against the use of coercive tactics to gain control of the Company. However, the existence of the Company's Rights Plan might discourage unsolicited merger proposals and unfriendly tender offers and may therefore deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

                              PLAN OF DISTRIBUTION

   The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

   Offers and sales of Securities hereunder may be effected at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement. If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise set forth in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

   In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

   Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company to indemnification against and contribution toward certain civil liabilities, including liabilities, under the Securities Act, and to reimbursement by the Company for certain expenses.

   If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

   Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such transaction will be set forth in the Prospectus Supplement relating thereto.

   The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. Certain series of the Securities will be a new issue and will not have an established trading market. No assurances can be given that there will be a market for any of the Securities.

   Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for any underwriters of agents by counsel to be named in the Prospectus Supplement. Such counsel may rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, City Place, Hartford, Connecticut 06103, Connecticut counsel for the Company.

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon dated February 3, 1998 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given the authority of such firm as experts in accounting and auditing.

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                                  $100,000,000

                                   MBIA Inc.

                   8% Public Income NotES (PINES(R)) due 2040

                                      MBIA

                                   --------

                             PROSPECTUS SUPPLEMENT

                               November 29, 2000

                                   --------

                              Salomon Smith Barney

                              Goldman, Sachs & Co.

                              Merrill Lynch & Co.

                           Morgan Stanley Dean Witter

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